Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

Hart-Scott-Rodino Waiting Period Expires for MIM and Chronimed Merger

      Elmsford, NY and Minnetonka, MN - October 8, 2004 - MIM Corporation (Nasdaq: MIMS) and Chronimed Inc. (Nasdaq: CHMD) announced that the Hart-Scott-Rodino waiting period for the proposed MIM and Chronimed merger expired yesterday. The companies are moving forward with finalizing their joint proxy statement and obtaining approval from both companies' shareholders.

      On August 9, MIM and Chronimed announced the signing of a definitive merger agreement to form BioScrip, Inc., one of the largest specialty pharmacy companies in the United States. Upon completion of the merger, each Chronimed shareholder will receive 1.025 MIM common shares for each Chronimed common share held. MIM expects to issue approximately 13.5 million shares to Chronimed shareholders in the merger.

      "We are pleased to have put this important step in our merger process behind us and are looking forward to finalizing the transaction by year-end," said Richard H. Friedman, MIM's Chairman and Chief Executive Officer.

      Henry F. Blissenbach, Chronimed's Chairman and Chief Executive Officer added, "My charge at BioScrip will be to ensure that the new entity achieves the highest possible standards of efficiency and effectiveness across all operations. We plan to integrate and streamline operating costs and structure BioScrip to hit the ground running in January 2005. By doing so, we can immediately begin efforts to expand our product offerings, win new contracts and significantly grow BioScrip revenue and profitability."

About MIM
MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. MIM excels by harnessing its clinical expertise, sophisticated data management and therapeutic fulfillment capability, and combines it with its dedicated, responsive team of professionals that understands its partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

About Chronimed
Chronimed Inc. is a specialty pharmacy that distributes prescription drugs and provides specialized therapy management services for people with certain conditions, including HIV/AIDS, organ transplants, and diseases treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers, and government agencies to improve clinical and economic outcomes. Chronimed's web site address is www.chronimed.com.

Forward Looking Statements
This press release may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies and efforts to expand product offerings, win new contracts and significantly grow revenue and profitability. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the Securities and Exchange Commission.

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Contacts:

MIM James S. Lusk Executive Vice President/Chief Financial Officer MIM Corporation 914-460-1648 Email: jlusk@mimcorporation.com	Rachel Levine Investor Relations The Anne McBride Co. 212-983-1702 x.207 Email: rlevine@annemcbride.com

Chronimed Brad Schumacher Investor Relations Chronimed Inc. 952-979-3942 Email: bschumacher@chronimed.com